SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             ----------------------

                                SAFETY 1ST, INC.
                            (Name of Subject Company)

                             ----------------------

                       DIAMOND ACQUISITION SUBSIDIARY INC.
                              DOREL INDUSTRIES INC.
                                   (Offeror)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))
                             ----------------------
                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                             ----------------------

                                    786475103
                      (CUSIP Number of Class of Securities)

                             ----------------------
                                Jeffrey Schwartz
                              Dorel Industries Inc.
                               1255 Greene Avenue
                                    Suite 300
                               Westmount, Avenue
                                 Canada H3Z 244
                                 (514) 934-3034
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)
                             ----------------------

                                    Copy to:
                                  Bruce Czachor
                               Shearman & Sterling
                               Commerce Court West
                           199 Bay Street, Suite 4405
                                Toronto, Ontario
                                     M5L 1E8

                            CALCULATION OF FILING FEE
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         Transaction Valuation*                             Amount of Filing Fee
--------------------------------------------------------------------------------
Filing relates solely to preliminary communications                 None.
made before the commencement of a tender offer.
================================================================================

* Set forth the amount on which the filing fee is calculated and state how it was determined.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                              Filing Party:
                       -----------------------------              --------------
Form or Registration No.:                            Date Filed:
                         ---------------------------            ----------------
|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|